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                              January 14, 2021

       Jeffrey D. Warshaw
       Chief Executive Officer
       Virtuoso Acquisition Corp.
       180 Post Road East
       Westport, CT 06880

                                                        Re: Virtuoso
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 11,
2021
                                                            File No. 333-251781

       Dear Mr. Warshaw:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Exhibit 4.4, page II-7

   1. We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action,
proceeding or claim against it arising out of or relating in any way to the agreement shall
be brought and enforced in the courts of the State of New York or the United States
District Court for the Southern District of New York, and irrevocably submits to such
jurisdiction,    which jurisdiction shall be exclusive.    If this provision
                                                        requires investors in
this offering to bring any such action, proceeding or claim in the courts of the State of
New York or the United States District Court for the Southern
                                                        District of New York,
please disclose such provision in your registration statement, and disclose whether this
provision applies to actions arising under the Securities Act or
                                                        Exchange Act. If the
provision applies to actions arising under the Securities Act or
 Jeffrey D. Warshaw
Virtuoso Acquisition Corp.
January 14, 2021
Page 2
      Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.
       You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Raj Rajan, Staff
Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202)
551-3844 or, in her absence, Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any other questions.



                                                           Sincerely,
FirstName LastNameJeffrey D. Warshaw
                                                           Division of
Corporation Finance
Comapany NameVirtuoso Acquisition Corp.
                                                           Office of Energy &
Transportation
January 14, 2021 Page 2
cc:       Tamar Donikyan
FirstName LastName